Exhibit 99.1

BriaCell Announces Pricing of US$25 Million Public Offering and Nasdaq Listing

BERKELEY, Calif. and VANCOUVER, British Columbia, February 23, 2021— BriaCell Therapeutics Corp. (TSX-V:BCT) (NASDAQ: BCTX, BCTXW) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announced the pricing of an underwritten public offering in the United States of 5,882,353 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock (or units consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one warrant to purchase one share of common stock, in lieu thereof). Each unit is being sold to the public at a price of US$4.25 (inclusive of the exercise price of the Pre-Funded Warrant, in the case of the units containing Pre-Funded Warrants). The gross proceeds to the Company from the offering are expected to be approximately US$25 million before deducting underwriting discounts, commissions and other offering expenses. The warrants will have a per share exercise price of US$5.3125, be exercisable immediately, and expire five years from the date of issuance. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price of $0.01 per common share. The common stock (or Pre-Funded Warrant) and warrants that are part of the units can only be purchased together in the offering but will be issued separately.

The common shares and warrants have been approved to list on the Nasdaq Capital Market under the symbols BCTX and BCTXW respectively, and are expected to begin trading on February 24, 2021.

The Company has granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or up to 882,352 additional warrants to cover over-allotments, if any.

The offering is expected to close on February 26, 2021, subject to satisfaction of customary closing conditions.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as sole book-running manager for the offering.

The estimated gross proceeds to the Company are expected to be approximately US$25 million prior to deducting underwriting discounts, commissions and other estimated offering expenses. The Company intends to use the proceeds to fund clinical trials, research and development, and for general working capital and general corporate purposes.

A registration statement on Form F-1 (File No. 333-234292) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on February 23, 2021. This offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Contact Information

BriaCell Therapeutics Corp.:

William V. Williams, MD

President & CEO

Phone: 1-888-485-6340

BriaCell Therapeutics Corp.:

Farrah Dean

Manager, Corporate Development

Email: farrah@BriaCell.com

Phone: 1-888-485-6340